Exhibit 99.1

Nanox Provides Business Update and Furnishes Certain Preliminary Unaudited Financial Data for Second Quarter Ended June 30, 2026

PETACH TIKVA, Israel — July 23, 2026 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today provided a brief business update and furnished certain preliminary unaudited financial data for the second quarter ended June 30, 2026. The preliminary figures are estimates based on currently available information, are preliminary and unaudited, and are subject to change upon completion of the Company’s financial close process, final adjustments, management review and other internal procedures, review by its independent auditors, and other developments, including completion of the Company’s evaluation of potential impairment charges. The Company’s final reported unaudited financial results for the second quarter of 2026 may differ materially from the preliminary figures and will be reported in a subsequent press release at a later date.

Business Update

- Nanox.ARC U.S. Commercial Activity:

●	Nanox has signed an additional Nanox.ARC CapEx agreement in the United States.

●	Several additional Nanox.ARC and Nanox.ARC X installations are expected over the coming months.

- Nanox Imaging Network (NIN):

●	Nanox has completed the first installation within the Nanox Imaging Network (NIN) in Philadelphia. The site is preparing for its first patient scan. Activities to support physician outreach and commercial activation at the site have commenced.

- Nanox.AI Commercial Agreement:

●	Nanox has entered into a sales reseller agreement with Vertec Scientific Ltd. for the Nanox.AI Bone solution in the United Kingdom. Vertec is also the exclusive supplier of Hologic DXA scanners in the UK, with an extensive network of key opinion leaders, clinics and hospitals. The agreement grants Vertec an exclusive, revocable, non-sublicensable, non-transferable, limited license to market and resell the applicable Nanox.AI services in the United Kingdom, subject to Vertec satisfying minimum annual license commitments. If Vertec fails to meet the applicable minimum commitment, Nanox may revoke exclusivity and continue the agreement on a non-exclusive basis. The agreement has a three-year initial term with automatic one-year renewals unless notified otherwise by either party.

“We are encouraged by the progress we have made since our last earnings call,” said Erez Meltzer, Chief Executive Officer and Acting Chairman of the Board of Nanox. “We continue to see positive progress during the third quarter across our commercial and strategic initiatives, from advancing Nanox.ARC deployments and the activation of our first Nanox Imaging Network site to expanding the commercial reach of our Nanox.AI business through new partnerships. We remain focused on disciplined execution and long-term value creation.”

Preliminary Financial Data for the Three Months Ended June 30, 2026

Preliminary Revenue Data

On a preliminary unaudited basis, the Company expects its revenue to be approximately $4.0 to $4.1 million for the three months ended June 30, 2026 (the “Reported Period”), compared to $3.0 million for the corresponding three-month period in 2025 (the “Comparable Period”). During the Reported Period, the Company generated revenue through teleradiology services, the sale and deployment of its imaging systems and its AI and software solutions.

The Company’s revenue from teleradiology services for the Reported Period was approximately $2.9 million, compared to revenue of $2.7 million in the Comparable Period.

During the Reported Period, the Company generated revenue through the sale and deployment of its imaging systems and OEM services which amounted to approximately $0.2 million for the Reported Period, compared to revenue of $0.2 million in the Comparable Period.

The Company’s revenue from its AI and software solutions for the Reported Period was $1.0 million, compared to revenue of $0.1 million in the Comparable Period. This increase in revenue is related mainly to the consolidation of Vaso Healthcare IT Corp. (now Nanox Health IT Inc.) by the Company.

Preliminary Balance Sheet Data

On a preliminary unaudited basis, the Company expects its cash, cash equivalents, short-term deposits and long-term restricted deposits to be approximately $31.4 million as of June 30, 2026, as compared to $60.0 million as of December 31, 2025.

The Company expects to continue to incur significant costs related to its ongoing operations. Management expects that the Company’s cash and cash equivalents, and deposits, as of June 30, 2026, are not sufficient to support the Company’s operations under its current operating plans for at least one year from the date of this press release. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. Management is continuing in the process of fund raising in the private equity and capital markets as the Company will need to finance future activities However, there is no assurance that the Company will be able to obtain such funding. In addition, the Company is exploring the use of mitigating actions such as postponing expenses that are not based on firm commitments.

Cautionary Note Regarding Preliminary Financial Data

The preliminary financial data set forth above represents the Company’s current estimates based on information available as of the date of this press release. These estimates are preliminary and unaudited, have been prepared by and are the responsibility of the Company’s management, and are subject to the completion of the Company’s financial closing procedures, final adjustments, management review and other internal review procedures, and other developments that may arise between now and the time the financial results are finalized. In particular, as part of the preparation of its financial statements for the three months ended June 30, 2026, and in accordance with U.S. GAAP, the Company is evaluating whether identified events and circumstances require the recognition of impairment charges relating to certain long-lived assets and/or goodwill. This evaluation has not been completed. Accordingly, the preliminary financial data included herein does not reflect the outcome of that assessment, and the Company’s final reported financial results may differ, potentially materially, from the preliminary estimates. The Company does not undertake to update this information, except as may be required by law.

In addition, the Company’s independent registered public accounting firm has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial results. Accordingly, it does not express an opinion or any other form of assurance with respect thereto.

About Nanox

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by delivering an integrated, end-to-end medical imaging and healthcare services platform.

Nanox combines affordable imaging hardware, advanced AI-based solutions, cloud-based software, access to remote radiology, health IT solutions, and a marketplace to enable earlier detection, improved clinical efficiency, and broader access to care.

Nanox’s vision is to expand the reach of medical imaging both within and beyond traditional hospital settings by providing a seamless solution from scan to interpretation and beyond. By leveraging proprietary digital X-ray technology, AI-driven analytics, and a clinically driven approach, Nanox aims to enhance the efficiency of routine imaging workflows, support early detection of disease, and improve patient outcomes.

The Nanox ecosystem includes Nanox.ARC, a cost-effective, 3D multi-source digital tomosynthesis imaging system designed for ease of use and scalability; Nanox.AI, a suite of AI-based algorithms that augment the interpretation of routine CT imaging to identify early signs often associated with chronic disease; Nanox.CLOUD, a cloud-based platform for secure data management, storage, and advanced imaging analytics; Nanox.MARKETPLACE and USARAD Holdings, which provides access to remote radiology and cardiology experts and comprehensive teleradiology services; and Nanox Health IT combines deep healthcare IT expertise with leading technology partners to deliver RIS, PACS, AI, dictation, and secure infrastructure solutions that streamline workflows and support safer, more efficient care delivery.

By integrating imaging technology, AI, cloud infrastructure, clinical expertise, a marketplace, and health information technology, Nanox seeks to lower barriers to adoption, improve utilization, and advance preventive care worldwide. For more information, please visit https://www.nanox.vision.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements, including, without limitation, statements regarding expected Nanox.ARC and Nanox.ARC X installations; preparation for a first patient scan, physician outreach and commercial activation within the Nanox Imaging Network; the anticipated benefits of the Nanox.AI distribution agreement in the United Kingdom, including dedicated commercial support and annual minimum purchase commitments; statements regarding the Company’s third-quarter progress and business objectives; preliminary unaudited revenue, revenue by category, cash, cash equivalents, deposits and restricted deposits; expected future operating costs, liquidity, going concern matters, potential impairment charges and the timing and content of final reported financial results. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) the preliminary and unaudited nature of the financial data included in this press release, the completion of the Company’s financial closing procedures, final adjustments, management review and other internal review procedures and the Company’s ongoing evaluation of potential impairment charges; (ii) Nanox’s ability to complete development of the Nanox System; (iii) Nanox’s history of recurring losses and negative cash flows from operating activities, significant future commitments, the uncertainty regarding the adequacy of Nanox’s liquidity to pursue its complete business objectives, substantial doubt regarding its ability to continue as a going concern and its ability to raise additional capital on acceptable terms or at all; (iv) Nanox’s ability to complete development of the Nanox System and successfully demonstrate the feasibility of its technology for commercial applications; (v) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (vi) Nanox’s ability to complete installations, commercially activate sites, support physician outreach, customer adoption and generate anticipated revenue from its imaging systems, AI and software solutions and teleradiology services, and convert pipeline opportunities into accepted purchase orders and revenue; (vii) Nanox’s ability to realize the anticipated benefits, on the anticipated timeline or at all, of acquisitions, distribution arrangements and other commercial agreements, including annual minimum purchase commitments, which may be affected by, among other things, competition, customer adoption, brand recognition, integration risks, the ability of acquired businesses to grow and manage growth profitably and retain key employees; (viii) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (ix) market acceptance of the Nanox System and the proposed pay-per-scan business model; (x) Nanox’s expectations regarding collaborations with third parties and their potential benefits; (xi) Nanox’s liquidity and going concern risks; (xii) Nanox’s ability to conduct business globally; (xiii) changes in global, political, economic, business, competitive, market and regulatory forces; (xiv) risks related to the current conflict between the United States (and, at times, Israel), on the one hand, and Iran and its proxies, on the other hand, and any adverse impact of that conflict on Israel; and (xv) risks related to litigation, which may result in significant liability and damage to the Company’s reputation.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in forward-looking statements or from the preliminary unaudited financial data furnished in this press release, please see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026, and in subsequent documents filed with, or furnished to, the SEC by Nanox. The reader should not place undue reliance on any forward-looking statements or preliminary unaudited financial data included in this press release. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements or preliminary unaudited financial data after the date of this press release to conform these statements or data to actual results or to changes in Nanox’s expectations.

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